SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

First PacTrust Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33589V 10 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62845B 104

1)	NAME OF REPORTING PERSON First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 126,960
	6)	SHARED VOTING POWER 328,237
	7)	SOLE DISPOSITIVE POWER 374,540
	8)	SHARED DISPOSITIVE POWER 80,657

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,197
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.71%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON National Trust Management Services, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 126,960
	6)	SHARED VOTING POWER 247,580
	7)	SOLE DISPOSITIVE POWER 374,540
	8)	SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,540
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.81%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON James P. Sheehy
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 80,657 (as 401(k) Trustee)
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 80,657 (as 401(k) Trustee)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,657 (as 401(k) Trustee)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.90% (as 401(k) Trustee)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 33589V 10 1

1)	NAME OF REPORTING PERSON Lisa J. Moss
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER -0-
	6)	SHARED VOTING POWER 80,657 (as 401(k) Trustee)
	7)	SOLE DISPOSITIVE POWER -0-
	8)	SHARED DISPOSITIVE POWER 80,657 (as 401(k) Trustee)

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,657 (as 401(k) Trustee)
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.90% (as 401(k) Trustee)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 62845B 104

ITEM 1(a)	NAME OF ISSUER: First PacTrust Bancorp, Inc. (the "Corporation)
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 610 Bay Boulevard, Chula Vista, California 91910
ITEM 2(a)
NAME OF PERSON FILING:

First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan (the "KSOP").

James P. Sheehy and Lisa J. Moss (the "401(k) Trustees") are the trustees of the 401(k) and profit sharing portion (the "401(k) Portion") of the KSOP.  National Trust Management Services, Inc. (the "ESOP Trustee") is the trustee of the employee stock ownership portion (the "ESOP Portion") of the KSOP.  The 401(k) Trustees and the ESOP Trustee may also be deemed to beneficially own the shares held in the 401(k) Portion and the ESOP Portion, respectively.

ITEM 2(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of the KSOP is:
610 Bay Boulevard, Chula Vista, California 91910

The business address of the ESOP Trustee is:
National Trust Management Services, Inc.
c/o First PacTrust Bancorp, Inc.
610 Bay Boulevard, Chula Vista, California 91910

The business address of the 401(k) Trustees is:
610  Bay Boulevard, Chula Vista, California 91910

ITEM 2(c)	CITIZENSHIP: The ESOP Trustee is incorporated under the laws of the Commonwealth of Virginia. James P. Sheehy and Lisa J. Moss are citizens of the United States of America.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 33589V 10 1

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4
OWNERSHIP:

The KSOP holds an aggregate of 455,197 shares of Common Stock (10.71% of the outstanding shares).  The KSOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts, sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP Portion and shared dispositive power with respect to all shares held by the 401(k) Portion.

The ESOP Trustee may be deemed to beneficially own the 374,540 shares held by the ESOP Portion.  However, the ESOP Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the ESOP Portion, the Trustee does not beneficially own any shares of Common Stock.

The 401(k) Trustees may be deemed to beneficially own the 80,657 shares held by the 401(k) Portion.  However, the 401(k) Trustees expressly disclaim beneficial ownership of such shares.  Below is the beneficial ownership of shares of Common Stock held by each individual 401(k) Trustee as of December 31, 2008.  The numbers below include 39,200 and 5,800 shares underlying exercisable stock options and options exercisable within 60 days after December 31, 2008 held by James P. Sheehy and Lisa J. Moss, respectively.

        401(k) Trustee                        Beneficial Ownership
        James P. Sheehy                                 84,776
        Lisa J. Moss                                         9,466

Pursuant to the KSOP, participants in the KSOP are entitled to instruct the Trustee as to the voting of the shares allocated to their KSOP accounts.  On each issue with respect to which shareholders are entitled to vote, the trustees are required to vote the shares held by the KSOP which have not been allocated to participant accounts in the manner directed under the KSOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	FIRST PACTRUST BANCORP, INC. 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
	By: By:	National Trust Management Services, Inc., as Trustee /s/ Lawrence J. Eisenberg
	Name:	Lawrence J. Eisenberg
	Title:	Vice President

Date: February 17, 2009	NATIONAL TRUST MANAGEMENT SERVICES, INC., AS TRUSTEE OF THE EMPLOYEE STOCK OWNERSHIP PORTION OF THE PLAN
	By:	/s/ Lawrence J. Eisenberg
	Name:	Lawrence J. Eisenberg
	Title:	Vice President

Date: February 17, 2009	TRUSTEES OF THE 401(k) PORTION OF THE PLAN
	By:	/s/ James P. Sheehy
	Name:	James P. Sheehy
	Title:	Trustee

Date: February 17, 2009
	By:	/s/ Lisa J. Moss
	Name:	Lisa J. Moss
	Title:	Trustee

February 17, 2009

First PacTrust Bancorp, Inc.
Employee Stock Ownership Plan
610 Bay Boulevard
Chula Vista, California 91910

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

NATIONAL TRUST MANAGEMENT SERVICES, INC. AS TRUSTEE

By:	/s/ Lawrence J. Eisenberg
Name: Lawrence J. Eisenberg Title: Vice President

FIRST PACTRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By:  NATIONAL TRUST MANAGEMENT SERVICES, INC.
AS TRUSTEE OF THE ESOP PORTION OF THE PLAN

By:	/s/ Lawrence J. Eisenberg
Name: Lawrence J. Eisenberg Title: Vice President

By:  TRUSTEES OF THE 401(k) PORTION OF THE PLAN

By:	/s/ James P. Sheehy
Name: James P. Sheehy Title: Trsutee

By:	/s/ Lisa J. Moss
Name: Lisa J. Moss Title: Trsutee